Third Quarter 2012 Results

MAXCOM REPORTS RESULTS FOR THE THIRD QUARTER OF 2012

Mexico City, October 25, 2012. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended September 30, 2012.

NOTE: The monetary amounts in this report have been presented in accordance to International Financial Reporting Standards (IFRS). Figures are expressed in millions of current Mexican Pesos.

Results | Third Quarter 2012

Financial Summary:

	3Q12	3Q11	D%	9M12	9M11	D%
Million Pesos
Revenues	566	594	(5)%	1,630	1,776	(8)%
EBITDA	176	201	(12)%	512	607	(16)%
EBITDA Margin	31%	34%		31%	34%

Net Income	44	(233)	119%	(98)	(312)	69%

Operating Highlights:

·	Total company Revenue Generating Units or RGUs, increased 8% to 595,311 in 3Q12 compared to the same period last year. The Company recorded RGU net additions of 17,924 during the quarter.
·	Total company customer base increased by 10% to reach 272,442 customers in 3Q12 compared to the same period last year.
·	When compared to the same period last year, voice RGUs increased by 1% to reach 366,393. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.
·	Data residential RGUs increased by 24% to 123,821 in comparison to 99,725 in 3Q11.
·	The number of coin operated public phones totaled 37,408, 8% below the number registered in 3Q11.
·	The entire mobile RGU base totaled 34,607 units which is 8% higher than the number registered in 3Q11.
·	Pay TV number of RGUs increased by 25% to 67,453 units in comparison to 54,157 in 3Q11.
·	Residential RGU per customer remained steady in 1.7 compared to the 3Q11.
·	Commercial RGU per customer increased to 20.9 in 3Q12 from 18.8 in 3Q11.

1

Third Quarter 2012 Results

Operating Results

	3Q12	3Q11	D%
Residential Customers	269,086	244,071	10%
Voice	234,575	224,861	4%
Data	121,781	97,264	25%
Mobile	27,544	26,218	5%
TV	67,202	54,157	24%

Residential RGUs	467,317	417,816	12%
Voice	241,547	232,023	4%
Data	123,821	99,725	24%
Mobile	34,496	31,911	8%
TV	67,453	54,157	25%
RGU per Residential Customer	1.7	1.7

Commercial Customers	3,356	3,598	(7)%
Voice	3,032	3,296	(8)%
Data	1,421	1,399	2%
Mobile	27	26	4%
Other	172	177	(3)%

Commercial RGUs	70,099	67,592	4%
Voice	66,951	64,482	4%
Data	2,766	2,689	3%
Mobile	111	126	(12)%
Other	271	295	(8)%
RGU per Commercial Customer	20.9	18.8

Public Telephony RGUs	37,408	40,725	(8)%

Wholesale RGUs	20,487	26,648	(23)%

Total RGUs	595,311	552,781	8%

Voice RGUs	366,393	363,878	1%
Total Number of Customers	272,442	247,716	10%

Revenues

Maxcom total revenues for the third quarter of 2012 were Ps.566 million, 5% less than those of Ps.594 million recorded in the third quarter of 2011. The following table is a breakdown of the sources of revenue for the Company.

	3Q12		Weight %	3Q11		Weight %	D%
Residential	Ps.	257	45%	Ps.	247	42%	4%
Commercial		163	29%		154	26%	6%
Public Telephony		42	7%		55	9%	(24)%
Wholesale		100	18%		135	23%	(26)%
Other Revenue		4	1%		3	0%	33%
Total	Ps.	566	100%	Ps.	594	100%	(5)%

Total revenues for the first nine months ended September 30, 2012 were Ps.1,630 million, 8% decrease when compared to the Ps.1,776 million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company:

2

Third Quarter 2012 Results

	9M12		Weight %	9M11		Weight %	D%
Residential	Ps.	743	45%	Ps.	757	43%	(2)%
Commercial		469	29%		456	26%	3%
Public Telephony		134	8%		180	10%	(26)%
Wholesale		271	17%		373	21%	(27)%
Other Revenue		13	1%		10	0%	30%
Total	Ps.	1,630	100%	Ps.	1,776	100%	(8)%

Residential

Residential revenues represented 45% of the total during 3Q12, compared with 42% in 3Q11. Revenues in the residential business segment reached Ps.257 million, an increase of 4% or Ps.10 million in comparison to Ps.247 million recorded in 3Q11.

The Ps.10 million increase in revenues was mainly the effect of:

1.	Higher revenue in data by approximately Ps.15 million.
2.	Higher revenue in Pay TV by approximately Ps.9 million.
3.	Higher revenue in mobiles by Ps.2 million.

Partially offsetting the aforementioned, voice revenue decreased by Ps.17 million.

For the nine months ended September 30, 2012, revenues from the residential business totaled Ps.743 million, 2% below when compared to the same period 2011.

ARPU (average revenue per unit) for the residential business for 3Q12 was Ps.177, quasi flat with the Ps.178 recorded in 3Q11.

Residential RGU per customer remained steady in 1.7 in 3Q12 when compares to 3Q11.

Commercial

Commercial revenues represented 29% of the total during 3Q12, compared to 26% registered in 3Q11. Revenues in the Commercial Business reached Ps.163 million, an increase of 6% in comparison to Ps.154 million recorded in 3Q11.

The 6% or Ps.9 million increase in revenues during 3Q12 is mainly explained by:

1.	Higher contribution in data by approximately Ps.5 million.
2.	Higher contribution in voice by approximately Ps.3 million.

For the nine months ended September 30, 2012, revenues from the commercial business totaled Ps.469 million, a 3% increase in comparison to the Ps.456 million registered in the same period 2011.

ARPU of the commercial business for 3Q12 reached Ps.796 which is 2% higher than the Ps.783 recorded in 3Q11.

In addition, RGU per commercial customer increased to 20.9 in 3Q12 from 18.8 in 3Q11.

Public Telephony

Public Telephony represented 7% of total revenues during 3Q12. Revenues in this business unit totaled Ps.42 million, a decrease of 24% when compares to Ps.55 million in 3Q11. The decrease in revenues is attributed to a reduction in network usage.

For the nine months ended September 30, 2012, revenues from the public telephony business totaled Ps.134 million, a 26% decrease in comparison to the Ps.180 million registered in the same period 2011.

Wholesale

In 3Q12, Wholesale revenues decreased by 26% to reach Ps.100 million, in comparison to the Ps.135 million registered during the same period in the previous year. The decrease in the Wholesale business revenues was mainly driven by tariff cuts.

For the nine months ended September 30, 2012, revenues from the Wholesale business totaled Ps.271 million, a 27% decrease in comparison to the Ps.373 million registered in the same period 2011.

Other Revenue

Other revenues contributed marginally and reached Ps.4 million, similar to Ps.3 million registered in 3Q11. For the nine months ended September 30, 2012, other revenues totaled Ps.13 million, Ps.3 million above the Ps.10 million registered in the same period 2011.

3

Third Quarter 2012 Results

Network Operation Cost

Network Operation Costs in 3Q12 increased by 13% or Ps.25 million to reach Ps.216 million in comparison to Ps.191 million in 3Q11. This change stemmed from an increase of Ps.19 million in network operating services and a Ps.7 million in technical expenses.

The Ps.19 million increase in the cost of network operating services was mostly due to an incremental cost, stemming from higher traffic, in Long Distance Interconnection for Ps.38 million which was partially offset by Ps.10 million reduction in the GSM cost for public telephony and a Ps.9 million decrease in the cost of CPPN.

For the nine months ended September 30, 2012 network operation costs totaled Ps.601 million, remaining steady when compared to the same period of last year.

SG&A

SG&A expenses were Ps.173 million in 3Q12, 14% below the Ps.203 million reported in the same period of 2011. The Company registered reductions in expenses for sales, payroll and bad debt; almost all the accounts integrating the SG&A aggregate achieved savings in a yearly basis.

For the nine months ended September 30, 2012 SG&A expenses totaled Ps.517 million, 9% below the Ps.568 million reported in the same period last year.

EBITDA

EBITDA for 3Q12 was Ps.176 million, a decrease of 12% or Ps.25 million in comparison with Ps.201 million registered in the same period of last year. EBITDA Margin was 31% during the period, quite similar to the 34% margin achieved in 3Q11. For the nine months ended September 30, 2012, EBITDA amounted to Ps.512 million, a 16% decrease in comparison to Ps.607 million recorded in the same period of 2011. EBITDA margin for the nine months of 2012 was 31%, a bit less than the 34% margin registered in the same period of 2011.

Operating Income

The Company recorded an operating income for 3Q12 of Ps.4 million in comparison to an operating income of Ps.8 million for the same period of 2011. For the nine months ended September 30, 2012 the company reported an operating loss of Ps.14 million, in comparison to an operating income of Ps.35 million reported in the same period last year.

Depreciation charges during the quarter were Ps.143 million, a 15% decrease when compared to Ps.168 million reported during 3Q11.

Comprehensive Financial Result

During the quarter, the Company registered a comprehensive financial result (gain) of Ps.40 million, a Ps.281 million decrease when compared to Ps.241 million (loss) in the same period of 2011.

	3Q12	3Q11	DPs.	ssD%
Interest Expense	75	82	(7)	(9)%
Interest (Income)	(14)	(1)	(13)	N.A.
Exchange Rate (Gain) Loss – Net	(101)	160	(261)	N.A.
Total	(40)	241	(281)	(117)%

The lesser comprehensive financial result was mostly a consequence of an exchange rate gain of Ps.101 million when compared to an exchange rate loss of Ps.160 million registered in the same period last year, as a consequence of oscillatory movements in the peso exchange rate during a year.

For the nine months ended September 30, 2012, comprehensive financial result for the Company reached Ps.83 million, compared to the Ps.347 million recorded in the same period of 2011.

Taxes

The Company did record a negligible amount of deferred income tax provisions during the quarter, and recorded almost Ps.1 million in the same period last year.

Net Income

The Company posted a net income during 3Q12 of Ps.44 million, in comparison to a net loss of Ps.233 million reported in the same period of 2011. For the nine months ended September 30, 2012, the Company registered a net loss of Ps.98 million in comparison to the net loss of Ps.312 million recorded in the same period of 2011.

4

Third Quarter 2012 Results

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended September 30, 2012	Quarter Ended September 30, 2011
Resources from Operations and Working Capital	178	231
CAPEX	(144)	(118)
Free Cash Flow	34	113
Financing Activities	(1)	2
Cash and Cash Equivalents at the Start of the Period	364	329
Cash and Cash Equivalents at the End of the Period	397	444

Millions of Pesos	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Resources from Operations and Working Capital	524	495
CAPEX	(357)	(291)
Free Cash Flow	167	204
Financing Activities	(167)	(135)
Cash and Cash Equivalents at the Start of the Period	397	375
Cash and Cash Equivalents at the End of the Period	397	444

Capital Expenditures

Capital Expenditures during the period totaled Ps.144 million, higher than the Ps.118 million recorded in 3Q11. Capital Expenditures were primarily used for telephone network systems and equipment for Maxcom’s network. The incremental CAPEX was used to support the net adds of our core businesses.

For the nine months ended September 30, 2012, capital expenditures reached Ps.357 million, higher than the Ps.291 million recorded in the same period of 2011.

Indebtedness

At September 30, 2012 the Company reported its Indebtedness level at Ps.2,779 million. The Company’s leverage ratio measured by Debt to EBITDA is at 4.11 times and the Net Debt to EBITDA is at 3.50 times.

###

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez

Mexico City, Mexico

(52 55) 4770-1170

manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

5

Third Quarter 2012 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT FINANCIAL POSITION IFRS

Thousand of Mexican Pesos (''Ps.'')

	As of September 30,		As of December 31,		As of September 30,
	2012		2011		2011
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	Ps.	396,749	Ps.	396,580	Ps.	444,112
		396,749		396,580		444,112
Accounts receivable:
Customers, net of allowance		658,858		654,740		774,633
Value added tax refundable		147,627		182,553		173,371
Other sundry debtors		67,097		46,236		95,257
		873,582		883,529		1,043,261

Inventory		13,730		8,895		11,508
Prepaid expenses		26,338		25,110		27,516
Total current assets		1,310,399		1,314,114		1,526,397

Frequency rights, net		18,105		20,095		20,758
Telephone network systems and equipment, net		3,896,519		3,965,364		4,026,482
Pre-operating expenses, net		-		-		-
Intangible assets, net		41,187		107,324		112,932
Financial instruments		30,792		102,620		88,657
Deposits		7,723		7,709		7,620
Deferred taxes		17,929		17,368		-
Other assets		2,151		2,151		2,152

Total assets	Ps.	5,324,805	Ps.	5,536,745	Ps.	5,784,998

LIABILITIES
CURRENT LIABILITIES:
Interest payable		87,543		14,372		90,560
Accounts payable and accrued expenses		310,780		235,474		324,391
Notes payable		4,317		2,975		2,574
Customers deposits		2,149		2,051		2,014
Payroll and other taxes payable		89,613		128,625		106,288
Total current liabilities		494,402		383,497		525,827

LONG-TERM LIABILITIES:
Senior notes		2,545,770		2,765,266		2,650,874
Notes payable		5,117		6,141		5,656
Other accounts payable		33,108		39,650		41,831
Deferred taxes		4,480		4,480		13,729
Pensions and post-retirement obligations		3,038		2,485		2,265
Other long term liabilities		27,388		28,345		31,544
Long Term Liabilities		2,618,901		2,846,367		2,745,899
Total liabilities	Ps.	3,113,303	Ps.	3,229,864	Ps.	3,271,726

SHAREHOLDERS' EQUITY
Capital stock		4,814,428		4,814,428		4,814,428
Premium on capital stock		819,202		817,054		822,309
Accumulated deficit		(3,324,601)		(2,811,464)		(2,811,464)
Net profit (loss) for the period		(97,527)		(513,137)		(312,001)
Total shareholders' equity	Ps.	2,211,502	Ps.	2,306,881	Ps.	2,513,272

Total liabitilies and equity	Ps.	5,324,805	Ps.	5,536,745	Ps.	5,784,998

6

Third Quarter 2012 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 months ended September 30,						9 months ended September 30,
	2012		%	2011		%	2012		%	2011		%

TOTAL REVENUES	Ps.	565,523	100%	Ps.	594,302	100%	Ps.	1,629,912	100%	Ps.	1,775,918	100%

Network operating services		174,828	31%		156,179	26%		480,145	29%		498,174	28%
Technical expenses		38,835	7%		32,015	5%		112,996	7%		95,330	5%
Installation expenses		2,393	0%		2,924	0%		7,409	0%		8,048	0%
Cost of network operation		216,056	38%		191,118	32%		600,550	37%		601,552	34%

GROSS PROFIT		349,467	62%		403,184	68%		1,029,362	63%		1,174,366	66%

Selling, general and administrative expenses		173,279	31%		202,601	34%		517,112	32%		567,525	32%

EBITDA		176,188	31%		200,583	34%		512,250	31%		606,841	34%

Depreciation and amortization		143,426			167,943			439,495			506,465
Other (Income) Expense		28,336			24,212			76,947			56,083
Restructuring		-			-			9,914			8,959

Operating income (loss)		4,426			8,428			(14,106)			35,334

Comprehensive (income) cost of financing:
Interest expense		74,748			81,612			240,684			225,191
Interest (income) loss, net		(13,566)			(726)			(11,394)			(1,394)
Exchange (income) loss, net		(100,887)			160,149			(145,821)			123,538
		(39,705)			241,035			83,469			347,335

INCOME (LOSS) BEFORE TAXES		44,131			(232,607)			(97,575)			(312,001)

Taxes:
Income tax		-			-			-			-
Defered Income Tax		(123)			837			(48)			-
Total tax		(123)			837			(48)			-

NET INCOME (LOSS)	Ps.	44,254		Ps.	(233,444)		Ps.	(97,527)		Ps.	(312,001)

Adjusted EBITDA		176,772			203,924			514,388			607,903
% of revenue adjusted EBITDA		31%			34%			32%			34%

Weighted average basic shares		789,819			789,819			789,819			789,819
Weighted average fully diluted		794,581			812,946			794,581			812,946

Earnings per share basic		0.06			(0.30)			(0.12)			(0.40)
Earnings per share diluted		0.06			(0.29)			(0.12)			(0.38)

7

Third Quarter 2012 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IFRS

Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2010	Ps.	4,814,428	Ps.	813,135	Ps.	(2,811,465)	Ps.	(1,064)	Ps.	2,815,034

Stock option plan				9,175						9,175

Repurchase of shares								1,064		1,064

Comprehensive net loss						(312,001)				(312,001)

Balances as of September 30, 2011	Ps.	4,814,428	Ps.	822,310	Ps.	(3,123,466)	Ps.	-	Ps.	2,513,272

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IFRS

Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2011	Ps.	4,814,428	Ps.	817,054	Ps.	(3,324,601)	Ps.	-	Ps.	2,306,881

Stock option plan				2,148						2,148

Repurchase of shares								-		-

Comprehensive net loss						(97,527)				(97,527)

Balances as of September 30, 2012	Ps.	4,814,428	Ps.	819,202	Ps.	(3,422,128)	Ps.	-	Ps.	2,211,502

8

Third Quarter 2012 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 months ended September 30,				9 months ended September 30,
	2012		2011		2012		2011

Operating Activities:
Income before taxes	Ps.	44,131	Ps.	(232,607)	Ps.	(97,575)	Ps.	(312,001)

Items without cash flow		149,735		500,657		581,156		879,079
Cash flow from income/loss before taxes		193,866		268,050		483,580		567,079

Cash flow from:
Accounts receivables		(44,857)		18,545		(4,118)		(59,972)
Inventory		(282)		1,216		(4,835)		14,171
Accounts payables		39,182		(43,663)		75,305		(55,046)
Other assets and liabilities		(10,328)		(13,145)		(26,033)		29,162
Cash flow from operation activities		(16,285)		(37,047)		40,319		(71,685)

Net cash flow from operating activities		177,581		231,002		523,899		495,394

Cash flow from:
Telephone network systems and equipment, net		(128,784)		(95,364)		(311,568)		(223,656)
Other intangible assets		(15,000)		(22,500)		(45,000)		(67,500)
Cash flow from capital expeditures		(143,784)		(117,864)		(356,568)		(291,156)

Cash in excess/(required) to be used in financing activities		33,798		113,138		167,331		204,238

Cash flow from :

Vendor financing		937		(180)		317		1,616
Additional paid in capital		585		3,341		2,148		9,174
Other financing activities		(2,725)		(1,619)		(169,627)		(146,140)
Cash flow from financing activities		(1,204)		1,542		(167,162)		(135,349)

Increase (decrease) in cash and temporary investments		32,594		114,680		169		68,889

Cash and financial instruments at beginning of the period		364,155		329,432		396,580		375,224
Cash and cash equivalents at the end of the period	Ps.	396,749	Ps.	444,112	Ps.	396,749	Ps.	444,112

9